Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES THE MANDATORY EXCHANGE OF ITS SERIES B PARTICIPATING
PREFERRED STOCK INTO SHARES OF ITS COMMON STOCK

HAMILTON, BERMUDA, February 4, 2014 – DHT Holdings, Inc. (NYSE:DHT) ("DHT") announced that, pursuant to the Certificate of Designation of the Series B Participating Preferred Stock of DHT dated November 27, 2013, each share of Series B Participating Preferred Stock of DHT, par value $0.01 per share, automatically and without any action on the part of the respective holders thereof, was exchanged (the "Mandatory Exchange") for one hundred (100) shares of DHT's common stock, par value $0.01 per share ("Common Stock"), on February 4, 2014.  As a result of the Mandatory Exchange, the number of shares of Common Stock outstanding is 38,798,874, all of which are trading on the New York Stock Exchange under the symbol "DHT".

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Aframax and Suezmax segments. We operate out of Oslo, Norway, through our wholly owned management company. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a clean corporate structure maintaining a high level of integrity and good governance.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release may contain assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  Investing in DHT's securities involves risk, and investors should be able to bear the loss of their investment.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 29, 2013.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT's actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 (441) 299-4912 and +47 412 92 712
E-mail: eu@dhtankers.com